Exhibit 3.1

AMENDMENT TO CODE OF REGULATIONS
OF
OHIO POWER COMPANY
Adopted on May 6, 2008

The following language is added to the end of Article XIII of the Company’s Code of Regulations:

This Code of Regulations may be changed, added to, amended or repealed at any meeting of shareholders called for that purpose by the affirmative vote of the holders of record of shares entitling them to exercise a majority of the voting power on such proposal, or without a meeting, by the written consent of holders of record of shares entitling them to exercise two-thirds (2/3) of the voting power on such proposal, or by any meeting of the Board of Directors by an affirmative vote of two-thirds (2/3) of all directors, if notice of the proposed change has been delivered or mailed to the directors in advance of the meeting, or if all directors are present, or if all not present assent in writing to such change.